RF INDUSTRIES, LTD.	For Immediate Release

RF Connector & Cable Assembly / RF Wireless

Investor Contact: Neil Berkman Associates (310) 826 - 5051 info@berkmanassociates.com	Company Contact: Howard Hill, President (858) 549-6340 rfi@rfindustries.com

RF Industries Third Quarter Sales Increase 28%;
Net Income is $0.10 Per Share vs $0.00

Nine Month Sales Advance 9%; Net Income Doubles to $0.25 Per Share

Company Reinstates $0.03 per Share Quarterly Dividend

SAN DIEGO, CA -- September 13, 2010 -- RF INDUSTRIES, LTD., (NASDAQ:RFIL) today announced that for the third quarter of fiscal 2010 ended July 31, 2010, sales increased 28% to $4,230,000, compared to $3,294,000 in the same quarter last year.  Net income was $312,000, or $0.10 per diluted share, after non-cash expenses for the write-off of Neulink inventory and goodwill impairment related to the Aviel acquisition of $248,000 and $137,000, respectively.  This compares to net income in the third quarter last year of $10,000, or $0.00 per diluted share, after a $210,000 non-cash expense for the write-off of goodwill primarily associated with the acquisition of RadioMobile.  As a consequence of the goodwill impairment charges, the Company no longer carries any goodwill on its balance sheet.
"Strong sales gains at the RF Connector and Cable Assembly Division and at Bioconnect combined to lift total Company sales 28%, generating a 48% overall gross margin, even after the effect of the non-cash $248,000 Neulink inventory charge, compared to a 49% gross margin in the third quarter last year.  The strong sales, coupled with tight cost controls, reduced engineering, selling and administrative expenses to 37% of sales, compared to 48% of sales in the same quarter last year.  Our operating cash flow was approximately $900,000 in the quarter, nearly double our cash flow of approximately $470,000 in the same quarter last year", said Howard Hill, President and CEO of RF Industries.
"With the fourth quarter off to a good start and considering RFI's strong results for the first nine months of fiscal 2010, the Board of Directors reinstated the Company's $0.03 per share quarterly cash dividend, payable October 15, 2010 to shareholders of record on September 30, 2010.  The reinstatement of our regular quarterly cash dividend is not expected to interfere with RFI's capital requirements for growth, capital expenditures or potential acquisitions," said Hill.

Third Quarter Review
For the three months ended July 31, 2010, RF Connectors and Cable Division sales increased 28% to $3,546,000 from $2,766,000 in the third quarter last year.  Operating income more than doubled to $683,000 from $313,000 in the same period last year and gross margin for this division improved to 56%, compared to 52% of sales, in the same period last year.
RFI's Medical Cabling Division, Bioconnect, achieved a 62% increase in sales to $563,000 from $347,000 in the third quarter last year.  Bioconnect's operating income more than tripled to $153,000 from $47,000 in the same period last year and gross margin increased to 42%, compared to 31% of sales in the same quarter last year.
RF Wireless' market continues to be affected by the slowdown in public safety wireless capital goods expenditures.  Sales declined 34%, to $120,000 compared to $181,000 in the third quarter last year.  Operating results were affected by the Neulink inventory write-off and RadioMobile goodwill impairment expense of $248,000 and $137,000, respectively.

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7610 Miramar Road, San Diego, CA  92126-4202  ●  (858) 549-6340  ●  (800) 233-1728  ●  FAX (858) 549-6345
E-mail: rfi@rfindustries.com  ●  Internet: www.rfindustries.com

RF Industries Third Quarter Sales Increase 28%; Net Income is $0.10 Per Share vs $0.00
September 13, 2010
Page Two

Nine Months Review
For the nine months ended July 31, 2010, sales increased 9% to $11,321,000 compared to $10,401,000 in the same period last year.  Net income for the nine month period doubled to $785,000, or $0.25 per diluted share, compared to $388,000, or $0.12 per diluted share, for the first nine months of fiscal 2009.  Cash flow from operations for the first nine months of fiscal 2010 was $2,079,000 compared to $932,000 for the same period in 2009.
RF Connectors and Cable Division sales increased 10% to $9,719,000 from $8,831,000 for the first nine months last year.  Operating income increased 61% to $1,700,000 from $1,057,000 in the same period last year and gross margin for this division improved to 55%, compared to 52% of sales, in the same period last year.
Bioconnect sales increased 46% to $1,346,000 from $924,000 for the first nine months last year.  Operating income jumped to $297,000 from $13,000 in the same period last year and gross margin was 38%, compared to 21% of sales in the same period last year.
RF Wireless sales were off 60% to $256,000 from $647,000 for the same period last year. Gross margin was affected by reduced sales and the Neulink inventory write-off.  Operating income was also affected by the goodwill write-down for the acquisition of RadioMobile.  In combination, these non-cash charges of $385,000 increased RF Wireless' operating loss to $756,000, compared to an operating loss of $620,000 for the same period last year.
As of July 31, 2010, RFI reported cash and cash equivalents of $1,581,000 and investments in short and long-term certificates of deposits of $8,075,000 for a total of $9,656,000 in liquid, short-term and long-term capital resources, working capital of $15,153,000, a current ratio of 14 to 1, no long-term debt and stockholders' equity of $16,206,000, or $5.68 per share.  In fiscal 2009, RFI repurchased over 380,000 shares of common stock at an average cost of approximately $4.20 per share.  No common stock has been repurchased in the current fiscal year to date.

About RF Industries
RF Industries conducts operations through six related divisions.  The RF Connectors and Cable Assembly segment designs and distributes radio frequency (RF) coaxial connectors and cable assemblies used for Wi-Fi, PCS, radio, test instruments, computer networks and antenna devices.  This business segment includes Aviel Electronics, which provides custom microwave and RF Connector solutions to aerospace, OEM and Government agencies and Oddcables.com, formerly known as Worswick, which provides coaxial connectors and cable assemblies primarily to retail and local multi-media and communications systems customers.  Bioconnect, which constitutes the Medical Cabling and Interconnector segment, designs, manufactures and distributes specialized electrical cabling and interconnect products to the medical monitoring market.  The RF Wireless segment includes Neulink, which designs and markets wireless digital data transmission products for industrial monitoring, wide area networks, GPS tracking and locations systems and RadioMobile, an OEM provider of end-to-end mobile wireless network solutions for public safety, emergency medical, transportation and industrial customers.

Safe Harbor Statements under the Private Securities Litigation Reform Act of 1995.
The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements with respect to future events, the occurrence of which involve risks and uncertainties, including, without limitation, increased competition, and other uncertainties detailed in the Company's Securities and Exchange Commission filings.  All forward-looking statements are based upon information available to the Company on the date they are published and the Company undertakes no obligation to publicly update or revise any forward- looking statements to reflect events or new information after the date of this release.

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RF INDUSTRIES, LTD.
CONDENSED STATEMENTS OF INCOME
(in thousands, except per share and share amounts) (unaudited)

	Three Months Ended		Nine months Ended
	July 31,		July 31,
	2010	2009	2010	2009

Net sales	$4,230	$3,294	$11,321	$10,401
Cost of sales	2,213	1,670	5,718	5,409

Gross profit	2,017	1,624	5,603	4,992

Operating expenses:
Engineering	219	256	624	806
Selling and general	1,354	1,340	3,738	3,736

Total operating expenses	1,573	1,596	4,362	4,542

Operating income	444	28	1,241	450

Interest income	28	23	68	149

Income before provision for income taxes	472	51	1,309	599

Provision for income taxes	160	41	524	211

Net income	$312	$10	$785	$388

Earnings per share
Basic	$0.11	$0.00	$0.28	$0.13
Diluted	$0.10	$0.00	$0.25	$0.12

Weighted average shares outstanding
Basic	2,850,928	2,869,928	2,850,210	2,985,083
Diluted	3,218,376	3,161,904	3,202,701	3,278,509

Dividends paid	$--	$--	$--	$95

RF INDUSTRIES, LTD.
CONDENSED BALANCE SHEETS
(in thousands, except per share and share amounts) (unaudited)

	July 31,	October 31,
	2010	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,581	$1,226
Certificates of deposit	7,328	6,477
Trade accounts receivable, net	1,982	2,263
Inventories	4,482	4,985
Other current assets	488	341
Deferred tax assets	478	478

TOTAL CURRENT ASSETS	16,339	15,770

Property and equipment, net	553	566
Long term certificates of deposit	747	--
Goodwill	--	137
Amortizable intangible asset, net	7	27
Note receivable from stockholder	67	67
Other assets	32	31

TOTAL ASSETS	$17,745	$16,598

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$353	$225
Accrued expenses	833	673
Income taxes payable	--	75

TOTAL CURRENT LIABILITIES	1,186	973

Deferred tax liabilities	51	51
Other long-term liabilities	302	321

TOTAL LIABILITIES	1,539	1,345

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Common stock - authorized 10,000,000 shares of $0.01 par value; 2,850,928 and 2,848,313 shares issued and outstanding	29	28
Additional paid-in capital	6,670	6,502
Retained earnings	9,507	8,723

TOTAL STOCKHOLDERS' EQUITY	16,206	15,253

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$17,745	$16,598